UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On February 27, 2026, YY Group Holding Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”), pursuant to which the Company will offer and sell, in two tranches (the “Offering”) (i) up to Eleven Million Eight Hundred Eighty Thousand Dollars ($11,880,000) in aggregate principal face amount of 8% original issue discount Convertible Promissory Notes of the Company (each a “Note” and collectively, the “Notes”), which Notes shall be convertible (the “Conversion Shares”) into Class A ordinary shares, no par value (the “Class A Ordinary Shares”) pursuant to the terms and conditions set forth in the Notes and (ii) related warrants (each a “Warrant” and collectively, the “Warrants”), which Warrants are exercisable for Class A Ordinary Shares (the “Warrant Shares”).

At the initial closing of this Offering, subject to the terms and conditions of the Purchase Agreement, the Company will issue to the Investors (i) Notes in the aggregate principal amount of $5,940,000 (the “Initial Tranche”), reflecting gross proceeds prior to expenses and fees in connection with the offering of $5,500,000 after giving effect to the 8% original issue discount, and (ii) Warrants to purchase initially up to a number of Warrant Shares equal to 100% of the number of Conversion Shares issuable under the Note issued in the Initial Tranche issued to such Investors on the closing date of the Initial Tranche, subject to adjustment as set forth therein. On or prior to the thirtieth (30th) calendar day following the date of the Purchase Agreement (or if such day is not a trading day, on the next succeeding trading day), subject to the terms and conditions set forth therein, the Company will issue to the Investors (i) additional Notes in the aggregate principal amount of $5,940,000 (the “Second Tranche”), reflecting gross proceeds prior to expenses and fees in connection with the offering of up to $5,500,000 after giving effect to the 8% original issue discount, and (ii) Warrants to purchase initially up to a number of Warrant Shares equal to 100% of the number of Conversion Shares issuable under the Note issued in the Second Tranche issued to such Investors on the closing date of the Second Tranche, subject to adjustment as set forth therein.

The Notes carry an 8% original issue discount and have a term of 24 months from the original issuance date (the “Maturity Date”). In addition to the original issue discount, the Notes bear interest at a rate of 10% per annum, payable in cash upon the Maturity Date or in Class A Ordinary Shares upon the earlier conversion of the Notes, unless an event of default occurs, in which case the interest rate shall be increased to eighteen percent (18%) per annum, payable in cash in arrears on the first trading day of each calendar month during the continuance of such event of default.

The Notes are convertible at the option of the holder into Conversion Shares at any time after their issuance. The conversion price is the greater of (x) $0.092 per share (the “Floor Price”), which Floor Price shall be adjusted for share dividends, share splits, stock combinations and other similar transactions, and (y) the lower of 80% of the lowest trading price of the Class A Ordinary Shares during the six (6) trading days immediately prior to (A) the date of the Purchase Agreement or (B) the conversion date, but not greater than $1.50 per share, subject to adjustment as provided in the Notes. The holder’s ability to convert is subject to a beneficial ownership limitation of 4.99% (which may be increased up to 9.99% upon 61 days’ notice).

The Warrants are immediately exercisable at any time after their issuance and at any time up to the date that is five years after their issuance. Each of the Warrants will be exercisable at an initial exercise price of $0.193, subject to adjustment as set forth therein, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of Warrant Shares purchased upon such exercise, except in the case of a cashless exercise. Holders may, in lieu of making the cash payment otherwise contemplated to made upon the exercise of the Warrants, elect instead to receive upon such exercise the “Net Number” of Warrant Shares determined in accordance with the formula set forth therein.

Spartan Capital Securities, LLC (the “Placement Agent”) has agreed to act as the exclusive placement agent in connection with this Offering subject to the terms and conditions of the engagement letter, dated January 28, 2026, between the Company and the Placement Agent, as subsequently amended on February 16, 2026 and February 17, 2026 (the “Placement Agency Agreement”). Under the terms of the Placement Agency Agreement, the Company will pay the Placement Agent a cash commission equal to 7.5% of the aggregate gross proceeds raised in this Offering and will reimburse the accountable expensed incurred by the Placement Agent of up to $125,000.

From the gross proceeds of $5,500,000 from the Initial Tranche, the Company will use (1) $4,125,000 for working capital purposes, including without limitation (A) repayment of the Secured Promissory Note in the principal amount of $1,100,000 dated as of January 28, 2026, issued in favor of Ault Lending, LLC (the “Lead Investor”), to the extent still outstanding, plus accrued but unpaid interest, (B) payment to the Lead Investor of a one-time due diligence and structuring fee in the amount of $220,000 (the “Origination Fee”) and reimbursement of the Lead Investor’s legal fees and expenses in connection with this offering, provided the Origination Fee and such legal fees and expenses shall be deducted from the Lead Investor’s payment of its Initial Tranche, and (C) payment of the Placement Agent’s fees in connection with this offering; (2) $375,000 for investor relations and public relations purposes; and (3) $1,000,000 to purchase preferred stock of Ault & Company, Inc., a Delaware corporation (“Ault & Company”), an affiliate of Lead Investor, on terms and conditions and pursuant to transaction documents satisfactory to the Lead Investor.

From the proceeds of $5,500,000 from the Second Tranche, we will use (1) $4,125,000 for working capital purposes, (2) $375,000 for investor relations and public relations purposes, and (3) $1,000,000 to purchase preferred stock of Ault & Company, on terms and conditions and pursuant to transaction documents satisfactory to Lead Investor.

Until the later of (i) the date that all the of the Notes have been repaid in full or fully converted into Conversion Shares pursuant to the terms of the Purchase Agreement and the Notes, and (ii) the date that the Investors collectively hold, or have the right to acquire, Notes and/or Conversion Shares issued upon conversion thereof representing an aggregate principal balance of less than $250,000, the Company shall not, and shall not permit any subsidiary to issue any securities, without the Lead Investor’s prior written consent, subject to certain exemptions.

The Offering is expected to close on March 2, 2026. The Offering is being made pursuant to the Company’s (i) shelf registration statement on Form F-3 (File No. 333-286705) filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2025, and was declared effective by the Commission on April 30, 2025 and (ii) a prospectus supplement filed by the Company with the Commission on February 27, 2026 pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”), which also relates to the offer and sale of the Notes, Warrants, Conversion Shares and Warrant Shares.

The foregoing is not a complete description of the Purchase Agreement, Notes and the Warrants, and are subject to, and each is qualified by reference to the full text and terms of the Notes, Warrants and the Purchase Agreement, the forms of which are filed as Exhibits 4.1, 4.2 and 10.1, respectively, to this report and incorporated herein by reference.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The legal opinion of Mourant Ozannes (Cayman) LLP, Cayman Islands counsel to the Company, relating to the legality of the issuance of the Class A Ordinary Shares pursuant to the conversion of the Notes or the exercise of the Warrants is filed as Exhibit 5.1 hereto. The legal opinion of Ortoli Rosenstadt LLP, United States counsel to the Company, relating to the legality of the issuance and sale of the Notes and Warrants is filed as Exhibit 5.2 hereto.

General

The information contained in this Report on Form 6-K of the Company, are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-286705) as amended, and into the prospectus or prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or report subsequently filed or furnished by the Company under Securities Act, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.
4.1	Form of the Notes
4.2	Form of the Warrants
5.1	Opinion of Mourant Ozannes (Cayman) LLP
5.2	Opinion of Ortoli Rosenstadt LLP
10.1	Form of Securities Purchase Agreement
23.1	Consent of Mourant Ozannes (Cayman) LLP (included in the opinion filed as Exhibit 5.1)
23.2	Consent of Ortoli Rosenstadt LLP (included in the opinion filed as Exhibit 5.2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YY Group Holding Limited

Date: February 27, 2026	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer

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